May 8, 2009

VIA EDGAR CORRESPONDENCE ONLY

Dennis C. Hult

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Item 4.02 Form 8-K

File No. 333-103986

Dear Mr. Hult:

This letter is in response to your comment letter (the “Comment Letter”) dated April 14, 2009, with regard to the Current Report on Form 8-K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") originally filed on April 10, 2009.

The Company’s responses are keyed to the items in your comment letter.

1.

The Company intends to file its restated financial statements for the periods effected by May 8, 2009.

2.

Management has determined that its disclosure controls and procedures are not effective.  All amended reports will make appropriate disclosures of this deffiency.

3.

The 8K has been amended to show the exact date of notification.

4.

The Company has not received any letter from its accountant.  The 8K has been revised to state that any letter received will be filed as an exhibit to an amended 8k and the Mr. Harris has been given the opportunity to provide such a letter.

Finally, the Management of Hitor acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

Ken Martin

President, CEO and  Director